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                                                                   Exhibit 99.40

                          TRANSITION THERAPEUTICS INC.

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of Transition Therapeutics Inc. (the "Corporation") will be held at the MaRS Discovery District, MaRS Centre, South Tower, 101 College Street, Ground Floor, Rm CR3, Toronto, Ontario, Canada, on Monday, December 11, 2006, at 4:30 p.m. (Toronto time), for the following purposes, to:

1. receive the audited consolidated financial statements of the Corporation for the fiscal year ended June 30, 2006, together with the auditors' report thereon;

2.   elect directors of the Corporation for the ensuing year;

3. reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4. consider, and if deemed appropriate, pass a special resolution, with or without variation, in the form set out in Appendix "A" to the management information circular of the Corporation dated November 7, 2006 (the "Circular") approving a consolidation of the Corporation's outstanding Common Shares as described in the Circular; and

5. transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

     The Circular and the form of proxy have each been prepared for use at the Meeting. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the enclosed form of proxy in the addressed envelope provided for that purpose.

     DATED as of the 7th day of November, 2006.

                                        BY ORDER OF THE BOARD OF DIRECTORS


                                        /s/ LOUIS ALEXOPOULOS
                                        ----------------------------------------
                                        LOUIS ALEXOPOULOS
                                        SECRETARY

IN ORDER TO BE REPRESENTED BY PROXY AT THE MEETING, YOU MUST COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY OR OTHER APPROPRIATE FORM OF PROXY AND, IN EITHER CASE, (I) DELIVER THE COMPLETED PROXY TO THE CORPORATION'S TRANSFER AGENT, COMPUTERSHARE INVESTOR SERVICES LLC, PROXY DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1, IN THE ADDRESSED ENVELOPE ENCLOSED, OR (II) SUBMIT THE COMPLETED PROXY TO COMPUTERSHARE INVESTOR SERVICES LLC, PROXY DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1 OR BY FACSIMILE TO FACSIMILE NUMBER (416) 263-9524 OR 1-866-249-7775, NO LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRECEDING THE DATE AND TIME OF THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.